FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  25 April 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    CONTENTS

1. 'Intent to delist from NYSE'




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  25 April 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          'Intent to delist from NYSE'



British Airways Announces Intent to Delist from New York Stock Exchange (NYSE) and to Deregister and Terminate its U.S. Reporting Obligations under the Securities Exchange Act of 1934

British Airways Plc (LSE: BAY, NYSE: BAB) (the "Company") announced today that its board of directors approved the delisting of its American Depositary Shares, each representing the right to receive ten ordinary shares of the Company (the " ADSs"), from the New York Stock Exchange (the "NYSE") and the deregistration of the Company and termination of its reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act").

The Company has provided written notice to the NYSE of its intent to delist. The Company intends to file a Form 25 with the SEC on or about 8 May, 2007, to effect the delisting. By operation of law, the delisting will be effective ten days after this filing (unless the Form 25 is earlier withdrawn by the Company). The Company reserves the right to delay the filing of the Form 25 or withdraw the Form 25 for any reason prior to its effectiveness.

The Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable following June 4, 2007, the date when the revised SEC rules on deregistration become effective. By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company. The Company reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.

The Company intends to maintain its American Depositary Receipt facility with Citibank as a Level I programme. This means that the Company's ADSs will be traded on the over-the-counter market. Accordingly, the Company has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States. The Company's ordinary shares will continue to trade on the London Stock Exchange.

Keith Williams, Chief Financial Officer said: "British Airways will continue to comply with the Combined Code on Corporate Governance and the UKLA Listing Rules. As only three per cent of our shares are held in the ADS programme and the average trading volume for the year ended 31 March, 2007 was less than five per cent, it no longer makes sense from a cost and administrative perspective to submit to the reporting obligations under the Exchange Act. This decision is entirely consistent with our strategy of simplification as it reduces cost and complexity without in any way detracting from the integrity of our governance and control processes."

The Company expects to continue to publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2 on its Investor Relations website www.bashares.com.

The board has decided to delist from the NYSE and deregister under the Exchange Act in accordance with the new SEC rules to reduce both the costs and complexity of complying with two sets of regulations that are substantively quite similar. This is in line with the company's strategy of simplification which it has been pursuing since the Future Size and Shape programme was announced in 2002 and should reduce its costs by around GBP10m annually (including GBP5m paid to external parties).



                                      ends

April 25, 2007                           056/KG/07


Notes to editors:

At the time of its privatisation in 1987, British Airways had its primary listing on the London Stock Exchange and acquired secondary listings on the New York and Toronto Stock Exchanges. The company delisted from the Toronto Stock Exchange in December 2001.

The NYSE listing brings with it an obligation to report the company's results in
accordance   with  US  GAAP  in  addition  to  reporting  in   accordance   with
International Financial Reporting Standards.

Earlier this month, the United States Securities and Exchange Commission ("SEC") published new rules enabling foreign issuers whose average trading volumes were low to deregister. The British Airways ADS programme is very small, accounting for less than three per cent of the issued share capital, and the average trading volume is below the five percent test laid down by SEC in the new rules.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.